

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 22, 2016

Rick F. Oricchio
Senior Vice President and Chief Financial Officer
Overseas Shipholding Group, Inc.
Two Harbour Place
302 Knights Run Avenue, Suite 1200
Tampa, FL 33602

> **Re:** **Overseas Shipholding Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 1, 2016**
> **File No. 001-06479**

Dear Mr. Oricchio:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note 4 – Earnings per Common Share, page 84

1.   You disclose that basic earnings per share is computed after the deduction of dividends and undistributed earnings allocated to participating securities. You further disclose that participating securities were allocated a portion of income for the year ended December 31, 2015. Please provide a reconciliation of the numerator to show the effect given to participating securities that affect your earnings per share, pursuant to ASC 260-10-50-1.a.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure